                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number: 001-03260

                         JOSEPH E. SEAGRAM & SONS, INC.
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             (Exact name of registrant as specified in its charter)

                                 375 Park Avenue
                            New York, New York 10152
                                 (212) 572-7000
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           5.79% Senior Notes due 2001

                          6.250% Senior Notes due 2001

                          6.400% Senior Notes due 2003

                          6.625% Senior Notes due 2005

               8 3/8% Guaranteed Debentures due February 15, 2007

                   7% Guaranteed Debentures due April 15, 2008

                          6.800% Senior Notes due 2008

               8 7/8% Guaranteed Debentures due September 15, 2011

                 9.65% Guaranteed Debentures due August 15, 2018

                        7.500% Senior Debentures due 2018

                  9% Guaranteed Debentures due August 15, 2021

                        7.600% Senior Debentures due 2028

             7.62% Subordinated Deferrable Notes due June 21, 2004
           issued in connection with the 7.50% Adjustable Conversion-
             rate Equity Security Units of The Seagram Company Ltd.

             8.00% Senior Quarterly Income Debt Securities due 2038

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            (Title of each class of Securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(l)(i)     [ ]           Rule 12h-3(b)(l)(i)       [x]
         Rule 12g-4(a)(l)(ii)    [ ]           Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(2)(i)     [ ]           Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(ii)    [ ]           Rule 12h-3(b)(2)(ii)      [ ]
                                               Rule 15d-6                [ ]


Approximate number of holders of record as of the certification or notice date:

         5.79% Senior Notes due 2001:                                         2
         6.250% Senior Notes due 2001:                                       33
         6.400% Senior Notes due 2003:                                       27
         6.625% Senior Notes due 2005:                                       17
         8 3/8% Guaranteed Debentures due February 15, 2007:                 47
         7% Guaranteed Debentures due April 15, 2008:                        69
         6.800% Senior Notes due 2008:                                       23
         8 7/8% Guaranteed Debentures due September 15, 2011:                19
         9.65% Guaranteed Debentures due August 15, 2018:                    12
         7.500% Senior Debentures due 2018:                                  13
         9% Guaranteed Debentures due August 15, 2021:                       15
         7.600% Senior Debentures due 2028:                                   5
         7.62% Subordinated Deferrable Notes due June 21, 2004 issued in connection with the 7.50% Adjustable Conversion-rate Equity Security
           Units of The Seagram Company Ltd.:                                 1
         8.00% Senior Quarterly Income Debt Securities due 2038:            153

         Pursuant to the requirements of the Securities Exchange Act of 1934, The Seagram Company Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 8, 2001                         By: /s/ John R. Preston
                                                   -----------------------------
                                                   Name:  John R. Preston
                                                   Title: Senior Vice President
                                                          Treasury and Strategic
                                                          Planning